Exhibit 99.1

PRESS RELEASE

ADHEREX ANNOUNCES EQUITY OFFERING UP TO US$25 MILLION

— Minimum of US$10 million in gross proceeds and a maximum of US$25 million —

Research Triangle Park, NC, January 19, 2007 — Adherex Technologies Inc. (AMEX:ADH, TSX:AHX), a biopharmaceutical company with a broad portfolio of oncology products under development, today announced it has filed a preliminary short form prospectus with the securities regulatory authorities in the provinces of British Columbia, Alberta, Manitoba and Ontario and signed an underwriting and agency agreement pursuant to which Versant Partners Inc. has agreed to: (i) purchase 30,304,000 units of the Company at a purchase price of US$0.33 per unit for gross proceeds of approximately US$10 million; and (ii) offer on a best efforts agency basis, an additional 45,455,000 units at the same price per unit representing potential additional gross proceeds to Adherex of up to approximately US$15 million. Each unit will consist of one common share of the Company and one-half of a common share purchase warrant. Each whole warrant will entitle the holder to acquire one additional common share of the Company at a price of US$0.40 at any time for a period of three years from the closing of the offering.

Adherex will use the net proceeds from the offering for research, product development and working capital and to pay the upfront fee of US$1 million to GlaxoSmithKline for all rights to eniluracil, as recently announced.

The offering is subject to receipt of applicable regulatory and stock exchange approvals. Closing is expected to occur on or about February 20, 2007 or such other date(s) as Versant and Adherex may agree. The issuance of the securities being offered has not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws, and thus may not be offered or sold within the United States unless registered under the U.S.

Securities Act of 1933 and applicable state securities laws, or an exemption from such registration is available. This press release does not constitute an offer to sell or the solicitation of an offer to buy securities in the United States or to U.S. persons.

About Adherex Technologies

Adherex Technologies Inc. is a biopharmaceutical company dedicated to the discovery and development of novel cancer therapeutics. We aim to be a leader in developing innovative treatments that address important unmet medical needs in cancer. We currently have multiple products in the clinical stage of development, including ADH-1 (Exherin™), eniluracil and sodium thiosulfate (STS). ADH-1, our lead biotechnology compound, selectively targets N-cadherin, a protein present on certain tumor cells and established blood vessels that feed solid tumors. Eniluracil, an oral dihydropyrimidine dehydrogenase (DPD) inhibitor, was previously under development by GlaxoSmithKline for oncology indications. STS, a drug from our specialty pharmaceuticals pipeline, protects against the disabling hearing loss that can often result from treatment with platinum-based chemotherapy drugs. With a diversified portfolio of unique preclinical and clinical-stage cancer compounds and a management team with expertise in identifying, developing and commercializing novel cancer therapeutics, Adherex is emerging as a pioneering oncology company. For more information, please visit our website at www.adherex.com.

This press release contains forward-looking statements that involve significant risks and uncertainties. The actual results, performance or achievements of the Company might differ materially from the results, performance or achievements of the Company expressed or implied by such forward-looking statements. Such forward-looking statements include, without limitation, those regarding the expected timing of the closing of the public offering. We can provide no assurance that such closing will proceed as currently anticipated or at all. We are subject to various risks, including our need for additional capital to fund our operations, the uncertainties of clinical trials, drug development and regulatory review, the early stage of our product candidates, our reliance on collaborative partners, our history of losses, and other risks inherent in the biopharmaceutical industry. For a more detailed discussion of related risk factors, please refer to our public filings available at www.sedar.com and www.sec.gov.

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For further information, please contact:

Melissa Matson

Director, Corporate Communications

Adherex Technologies Inc.

T: (919) 484-8484

matsonm@adherex.com